CCH I, LLC
400 Atlantic Street
Stamford, Connecticut 06901

February 17, 2015

Mr. Larry Spirgel
Assistant Director
 United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	CCH I, LLC Registration Statement on Form S-4 File No. 333-200809

Dear Mr. Spirgel:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, CCH I, LLC (the "Company") hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 4:30 p.m., Eastern time, on February 17, 2015, or as soon as possible thereafter.

In connection with this request, the Company acknowledges the following:

●
Should the U.S. Securities and Exchange Commission (the "Commission") or the staff of the Division of Corporation Finance of the Commission (the "Staff"), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

●
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

●
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CCH I, LLC

By:	/s/ Richard R. Dykhouse
Richard R. Dykhouse
Executive Vice President, General Counseland Corporate Secretary